UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response 14.9

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)*

Bell Microproducts, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

078137106
(CUSIP Number)

March 7, 2002
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☒            Rule 13d-1(c)

☐            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

CUSIP No. 078137106	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON- I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Bowman Capital Performance LLC (94-3386836)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA, Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,500,000* 750,000**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,500,000* 750,000**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000* 750,000**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%* 3.8%**
12	TYPE OF REPORTING PERSON OO

* Includes 1,477,500 shares purchased by Bowman Capital Crossover Fund LP on March 7, 2002 and 22,500 shares purchased by Bowman Capital Crossover Fund “A” LP on March 7, 2002; Bowman Capital Performance LLC is the general partner of Bowman Capital Crossover Fund LP and Bowman Capital Crossover Fund “A” LP.

** Includes 738,750 shares covered by a warrant purchased by Bowman Capital Crossover Fund LP on March 7, 2002 and 11,250 shares covered by a warrant purchased by Bowman Capital Crossover Fund “A” LP on March 7, 2002, both of which are immediately exercisable; provided, however, that neither of the warrants is exercisable at any time that the exercise of such warrant would cause the holder thereof to be the beneficial owner of more than 9.9% of the Issuer’s outstanding Common Stock.

CUSIP No. 078137106	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON- I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Bowman Capital Crossover Fund LP (94-3335633)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA, Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,477,500 738,750*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,477,500 738,750*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,477,500 738,750*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4% 3.7%*
12	TYPE OF REPORTING PERSON PN

* Consists of 738,750 shares covered by a warrant purchased by Bowman Capital Crossover Fund LP on March 7, 2002, which is immediately exercisable; provided, however, that the warrant is not exercisable at any time that the exercise of such warrant would cause the holder thereof to be the beneficial owner of more than 9.9% of the Issuer’s outstanding Common Stock.  Because exercise of the warrant would cause the holder to beneficially own 11.1 % of the outstanding Common Stock of the Issuer, the warrant is not currently exercisable.

CUSIP No. 078137106	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON- I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Bowman Capital Crossover Fund “A” LP (94-3332359)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA, Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 22,500 11,250*
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 22,500 11,250*
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500 11,250*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% 0.1%*
12	TYPE OF REPORTING PERSON PN

* Consists of 11,250 covered by a warrant purchased by Bowman Capital Crossover Fund “A” LP on March 7, 2002 which is immediately exercisable; provided, however, that the warrant is not exercisable at any time that the exercise of such warrant would cause the holder thereof to be the beneficial owner of more than 9.9% of the Issuer’s outstanding Common Stock. Because exercise of the warrant would cause the holder to beneficially own 0.2 % of the outstanding Common Stock of the Issuer, the warrant is currently exercisable.

CUSIP No. 078137106	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON- I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Lawrence A. Bowman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,500,000* 750,000**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,500,000* 750,000**
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000* 750,000**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%* 3.8%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Includes 1,477,500 shares purchased by Bowman Capital Crossover Fund LP on March 7, 2002 and 22,500 shares purchased by Bowman Capital Crossover Fund “A” LP on March 7, 2002; Mr. Bowman is the sole managing member of Bowman Capital Performance LLC, which is the general partner of Bowman Capital Crossover Fund LP and Bowman Capital Crossover Fund “A” LP.

** Includes 738,750 shares covered by a warrant purchased by Bowman Capital Crossover Fund LP on March 7, 2002 and 11,250 shares covered by a warrant purchased by Bowman Capital Crossover Fund “A” LP on March 7, 2002, both of which are immediately exercisable; provided, however, than neither of the warrants is exercisable at any time that the exercise of such warrant would cause the holder thereof to be the beneficial owner of more that 9.9% of the Issuer’s outstanding Common Stock.

Item 1.

(a)           Name of Issuer

Bell Microproducts, Inc.

(b)           Address of Issuer’s Principal Executive Offices

1941 Ringwood Avenue
San Jose, CA 95131

Item 2.

(a)           Name of Person Filing

(1) Bowman Capital Performance LLC (“Performance LLC”), which serves as the general partner to and has investment discretion over the securities held by each of Bowman Capital Crossover Fund LP and Bowman Capital Crossover Fund “A” LP, with respect to shares of Common Stock of the Issuer directly owned by each of such partnerships;

(2) Bowman Capital Crossover Fund LP, with respect to shares of Common Stock of the Issuer directly owned by it;

(3) Bowman Capital Crossover Fund “A” LP (collectively with Bowman Capital Crossover Fund LP, the “Partnerships”), with respect to shares of Common Stock of the Issuer directly owned by it;

(4) Lawrence A. Bowman (“Mr. Bowman”), who serves as the sole managing member of Performance LLC, with respect to shares of Common Stock of the Issuer directly owned by the Partnerships.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons,” and each as a “Reporting Person.”  Any disclosure herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)           Address of Principal Business Office or, if none, Residence

The address for the Reporting Persons is:

1875 South Grant Street

Suite 600

San Mateo, CA 94402

(c)           Citizenship

Each of the Partnerships and Performance LLC are organized under the laws of the State of Delaware.  Mr. Bowman is a citizen of the United States of America.

(d)           Title of Class of Securities

Common Stock

(e)           CUSIP Number

078137106

Item 3.          If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)           ☐    Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)           ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)           ☐    Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)           ☐    An investment company registered under section 8 of the Investment Company Act of 1940
        (15 U.S.C. 80a-8);

(e)           ☐    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)            ☐    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)           ☐    A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)           ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
        (12 U.S.C. 1813);

(i)            ☐    A church plan that is excluded from the definition of an investment company under section
        3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)            ☐    Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable

Item 4.            Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Please see footnotes 1 through 4 to this Item 4.

(A) Bowman Capital Performance LLC

(i)            Amount Beneficially Owned: 1,500,0001; 750,0002

(ii)           Percent of Class: 7.5%1; 3.8%2

(iii)          Number of shares as to which such person has:

(A)                 Sole power to vote or to direct the vote:  1,500,0001; 750,0002

(B)                 Shared power to vote or to direct the vote: 0

(C)                 Sole power to dispose or to direct the disposition of:

                       1,500,0001; 750,0002

(D)                 Shared power to dispose or to direct the disposition of: 0

(B) Bowman Capital Crossover Fund LP

(i)            Amount Beneficially Owned: 1,477,500; 738,7503

(ii)           Percent of Class: 7.4%; 3.7%3

(iii)          Number of shares as to which such person has:

(A)                 Sole power to vote or to direct the vote: 1,477,500; 738,7503

(B)                 Shared power to vote or to direct the vote: 0

(C)                 Sole power to dispose or to direct the disposition of: 1,477,500;

                       738,7503

(D)                 Shared power to dispose or to direct the disposition of: 0

(C) Bowman Capital Crossover Fund “A” LP

(i)            Amount Beneficially Owned: 22,500; 11,2504

(ii)           Percent of Class: 0.1%; 0.1%4

1 Includes 1,477,500 shares purchased by Bowman Capital Crossover Fund LP on March 7, 2002 and 22,500 shares purchased by Bowman Capital Crossover Fund “A” LP on March 7, 2002; Bowman Capital Performance LLC is the general partner of Bowman Capital Crossover Fund LP and Bowman Capital Crossover Fund “A” LP.

2 Includes 738,750 shares covered by a warrant purchased by Bowman Capital Crossover Fund LP on March 7, 2002 and 11,250 shares covered by a warrant purchased by Bowman Capital Crossover Fund “A” LP on March 7, 2002, both of which are immediately exercisable; provided, however, that neither of the warrants is exercisable at any time that the exercise of such warrant would cause the holder thereof to be the beneficial owner of more than 9.9% of the Issuer’s outstanding Common Stock.

3 Consists of 738,750 shares covered by a warrant purchased by Bowman Capital Crossover Fund LP on March 7, 2002, which is immediately exercisable; provided, however, that the warrant is not exercisable at any time that the exercise of such warrant would cause the holder thereof to be the beneficial owner of more than 9.9% of the Issuer’s outstanding Common Stock.  Because exercise of the warrant would cause the holder to beneficially own 11.1 % of the outstanding Common Stock of the Issuer, the warrant is not currently exercisable.

4 Consists of 11,250 covered by an immediately-exercisable warrant purchased by Bowman Capital Crossover Fund “A” LP on March 7, 2002 which is immediately exercisable; provided, however, that the warrant is not exercisable at any time that the exercise of such warrant would cause the holder thereof to be the beneficial owner of more than 9.9% of the Issuer’s outstanding Common Stock. Because exercise of the warrant would cause the holder to beneficially own 0.2 % of the outstanding Common Stock of the Issuer, the warrant is currently exercisable.

(iii)          Number of shares as to which such person has:

(A)                 Sole power to vote or to direct the vote: 22,500; 11,2504

(B)                 Shared power to vote or to direct the vote: 0

(C)                 Sole power to dispose or to direct the disposition of: 22,500;

                       11,2504

(D)                 Shared power to dispose or to direct the disposition of: 0

(D) Lawrence A. Bowman

(i)            Amount Beneficially Owned: 1,500,0001; 750,0002

(ii)           Percent of Class: 7.5%1; 3.8%2

(iii)          Number of shares as to which such person has:

(A)                 Sole power to vote or to direct the vote: 1,500,0001; 750,0002

(B)                 Shared power to vote or to direct the vote: 0

(C)                 Sole power to dispose or to direct the disposition of:

                       1,500,0001; 750,0002

(D)                 Shared power to dispose or to direct the disposition of: 0

Instruction:  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.            Ownership of Five Percent or Less of a Class:                     Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction:  Dissolution of a group requires a response to this item.

Item 6.            Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8.            Identification and Classification of Members of the Group:

Not Applicable

Item 9.            Notice of Dissolution of a Group:

Not Applicable

Item 10.         Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Thomas Pindelski

By: Thomas Pindelski, Attorney-In-Fact for
Lawrence A. Bowman, as sole managing member of Bowman Capital Performance LLC, the General Partner of each of:
Bowman Capital Crossover Fund LP
Bowman Capital Crossover Fund “A” LP

Dated:	March 15, 2002